Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad


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Fund › Multi-Asset
Yieldstreet Prism Fund
Introducing your portfolio builder. Build your alternative portfolio by accessing a variety of liquid and illiquid investments across multiple sectors, selected by Yieldstreet.
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Offer detail

Fund › Multi-Asset

Yieldstreet Prism Fund

7%
Distribution Rate [2]

46 Months
Fund Termination Date [5]

Learn more about Yieldstreet Prism Fund at YieldstreetPrismFund.com

Introducing your portfolio builder. Build your alternative portfolio by accessing a variety of liquid and illiquid investments across multiple sectors, selected by Yieldstreet.

Access the Prism Fund Prospectus and other important information on our Yieldstreet Prism Fund microsite.

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A discussion of the Fund's expected expenses and dividend yield has recently been updated on the Fund's website, www.yieldstreetprismfund.com, and should be reviewed carefully, along with the investment objectives, risks, charges and expenses of the Fund contained in its prospectus, before investing.

Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

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2. Reflects the initial quarterly distribution declared by the board of directors on February 6, 2020, which will be payable to stockholders of record as of June 10, 2020, and the initial offering price of $10 per share. Our distributions may exceed our earnings. Therefore, a portion of our distributions may be a return of the money you originally invested and represent a return of capital to you for tax purposes.

3. Represents a net estimated, unrealized annualized internal rate of return (IRR) of your portfolio and is based by reference to the effective distribution dates and amounts to and from the investments, as well as any outstanding principal and accrued and unpaid interest as of the current date, after deduction of management fees and all other expenses charged to the investments. For a fuller explanation of IRR click here. The unrealized and/or estimated returns reflected herein may not be realized in the future, which would materially and adversely affect your actual IRRs. Therefore, the performance information presented herein should not be interpreted

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as an indicator of actual future fund returns. Past performance is not a reliable indicator of future results and should not be relied upon as the basis for making an investment decision. All securities involve risk and may result in significant losses, including the loss of principal invested.

4. "Annual interest" represents an annual target rate of interest and "term " represents the estimated term of the investment. Such target returns and estimated term are projections of the returns or term and may ultimately not be achieved. Actual returns and term may be materially different from such projections. These targeted returns and estimated term are based on the underlying agreement between the SPV and borrower or originator, as applicable.

5. The Fund will cease investing and seek to liquidate the Fund's remaining portfolio no later than 48 months after the Fund's initial closing. It may take up to twelve months thereafter to fully monetize any remaining illiquid investments in the Fund's portfolio.

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Yieldstreet



Yieldstreet Prism Fund

Introducing your portfolio builder. Build your alternative portfolio by accessing a variety of liquid and illiquid investments across multiple sectors, selected by Yieldstreet.

Distribution rate [1]	Fund termination date [2]
7%	March 2024

- $10k Minimum investment
- Option for limited liquidity approximately June 2021 [3]
- No offers will be made in or accepted from NE and ND at this time [6]
- Our distributions may exceed our earnings, which may cause a portion of our distributions to be a return of the money you originally invested. [1]

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A discussion of the Fund's expected expenses and dividend yield has recently been updated on the Fund's website, www.yieldstreetprismfund.com, and should be reviewed carefully, along with the investment objectives, risks, charges and expenses of the Fund contained in its prospectus, before investing.

Filed Pursuant to Rule 497
Securities Act File No. 333-228959

PROSPECTUS

Minimum Offering of 1,500,000 Shares
Maximum Offering of 100,000,000 Shares



YIELDSTREET PRISM FUND INC.

We are a newly-formed, externally managed, non-diversified, closed-end management investment company that has registered as an investment company under the Investment Company Act of 1940, as amended, or the "1940 Act." As such, we are required to comply with certain regulatory requirements. See "Regulation" in our statement of additional information, or "SAI." Our investment objective is to generate current income and, as a secondary objective, capital appreciation. On March 9, 2020, we completed our initial closing, selling the minimum number of shares required pursuant to this offering, and raised approximately $15,400,000 in gross proceeds.

We intend to seek to achieve our investment objective by primarily investing in debt securities and other credit instruments across multiple sectors, either directly or through separate investment structures or vehicles that provide us with exposure to such securities, which we refer to collectively as "Credit Investments." Such Credit Investments may include instruments directly or indirectly secured by real or personal property. We may also acquire Credit Investments that include, but are not limited to, automotive loans, corporate loans, receivable financing, litigation financing, art financing, oil and gas financing, purchase order financing, consumer loans, retail point of sale financing, marine and shipping finance, aircraft leasing and financing, asset based financing, working capital loans, cash flow loans, short term loans, merchant cash advances, equipment financing, residential and commercial loans and mortgages, loan participations and assignments, and delayed funding loans and credit facilities, as well as instruments that are directly or indirectly secured by such assets, including in certain cases participation interests in the underlying loans, which we refer to as "Participation Interests." The Credit Investments may be of any type, including those with fixed, floating or variable interest rates, those with interest rates that change based on multiples of changes in a specified reference interest rate or index of interest rates and those with interest rates that change inversely to changes in interest rates, as well as those that do not bear interest, and may be of any maturity or duration. Our exposure to below investment grade instruments involves certain risks, including speculation with respect to the issuer's capacity to pay interest and repay principal when due, and are commonly referred to as "junk bonds" or "high yield securities." In addition to Credit Investments, we may also selectively acquire equity or similar ownership interests in assets of the type underlying the Credit Investments we intend to target, including, without limitation, real estate, litigation financing, securitization or structured investments and merchant cash advances secured by cash flow or future earnings, which we refer to as "Equity Investments." We refer to our Credit Investments and Equity Investments together collectively as our "Investments." We have the flexibility to allocate assets across various segments of the securities markets and may focus on particular countries, regions, asset classes and sectors to the exclusion of others at any time and from time to time. While we expect that a substantial portion of our Investments will be in the United States, we will also acquire Investments that are located outside the United States or that are directly or indirectly secured by assets located outside the United States, including in emerging markets. Risks may be more pronounced for portfolio companies located or operating primarily in emerging markets, whose economies, markets and legal systems may be less developed.

An investment in our shares is not suitable for investors that require short-term liquidity:

i

- Our shares have no history of public trading and will not be publicly traded and you should not expect to be able to sell your shares regardless of how we perform.

- If you are able to sell your shares, you will likely receive less than your purchase price.

- Our shares are not currently listed on any securities exchange, and you should not rely on a secondary market in the shares developing in the foreseeable future, if ever.

- We intend to, but are not obligated to, implement a share repurchase program, but only a limited number of shares will be eligible for repurchase by us.

- You will have no right to require us to repurchase your shares or any portion thereof. See "Share Repurchase Program."

- Accordingly, you should consider that you may not have access to the money you invest until we cease our investment operations and liquidate our remaining portfolio, which will not occur until four years following March 9, 2020, the date on which we initially accepted subscriptions from investors in connection with this offering (the "Initial Closing").

- This offering will be complete when we have sold the maximum number of shares offered hereby, or earlier in the event we determine in our sole discretion to cease offering additional shares for sale to investors.

- Although we intend to cease our investment operations and will seek to liquidate our remaining investment portfolio beginning four years following the Initial Closing in connection with this offering, which we refer to as our "termination date," it may take up to twelve months thereafter to fully monetize any remaining illiquid investments in our portfolio.

Accordingly, you may be unable to sell your shares and receive proceeds until at least four years following our Initial Closing in connection with this offering, which occurred March 9, 2020.

We may invest any amount of assets in securities, including residential or commercial mortgages, of any